February 12, 2019

Bill G. Williams
Chief Executive Officer
NaturalShrimp Incorporated
5080 Spectrum Drive, Suite 1000
Addison, TX 75001

       Re: NaturalShrimp Incorporated
           Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-228822

Dear Mr. Williams:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 14, 2018

Equity Financing Agreement, page 53

1. We note your disclosure that you have previously registered 20,000,000 shares of common stock for resale under the Equity Financing Agreement dated August 21, 2018 on
       Form S-1 (file number 333-227258), which went effective on September 19, 2018 . This appears to be the same Financing Agreement under which you are registering 60,000,000 shares of common on this registration statement. Please advise as to the status of the offering underlying the September registration statement, whether GHS has purchased any shares pursuant to the Equity Financing Agreement, and whether or not that offering is ongoing. In this regard, we note the disclosure that the 60,000,000 shares of common stock registered for resale on this registration statement would represent approximately
       30% of the Company's public float. If you intend to make offers and sales using the
 Bill G. Williams
NaturalShrimp Incorporated
February 12, 2019
Page 2
         September Form S-1 in addition to this current Form S-1, please advise what percentage of shares these two combined offerings represent of the Company's public float.
2. In this regard, we also note that your common stock outstanding has appeared to have increased significantly since your September 2018 S-1 registration statement. We note you disclosed you had 87,056,880 common stock outstanding in your September 2018 S-l, whereas you disclose in this registration statement that as of December 14, 2018 you had
         226,477,233 shares of common stock outstanding. Please add disclosure in an appropriate place in the registration statement explaining this increase. Please also add risk factor disclosure explaining the dilutive effect of this increase in the number of outstanding shares, and the dilutive effect of any potential future stock issuances.
3. We note your disclosure on page 26 that "the Financing Agreement gives us the option to sell to GHS, up to $7,000,000 worth of our common stock over the period ending thirty-
         six (36) months after the date this Registration Statement is deemed effective" (emphasis added). Please reconcile with your statement in this section that "Puts may be delivered by the Company to GHS until the earlier of thirty-six (36) months after the effectiveness of the [September 2018] Registration Statement or the date on which GHS has purchased an aggregate of $7,000,000 worth of Common Stock under the terms of the Equity
         Financing Agreement."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Susan Block at 202-551-3210 or Anne Parker, Assistant Director, at 202-
551-3611 with any other questions.



FirstName LastNameBill G. Williams                           Sincerely,
Comapany NameNaturalShrimp Incorporated
                                                             Division of
Corporation Finance
February 12, 2019 Page 2                                     Office of
Transportation and Leisure
FirstName LastName